Exhibit 99.1

NEWS RELEASE

IGT Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

LONDON – February 25, 2025 – International Game Technology PLC ("IGT" or the "Company") (NYSE: IGT) announced that its 2024 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission today, February 25, 2025, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual. IGT’s 2024 Annual Report on Form 20-F includes the Company’s audited financial statements for the year ended December 31, 2024. A copy of IGT’s 2024 Annual Report on Form 20-F is available in the Investor Relations section of the Company’s website, www.IGT.com, and is also accessible at www.sec.gov.

IGT will provide all holders of its securities a hard copy of its 2024 Annual Report on Form 20-F, free of charge and upon request, through its website or by writing to International Game Technology PLC, Attn: Corporate Secretary, 10 Finsbury Square, Third Floor, London EC2A 1AF.

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, products and services, customer relationships, results of operations, or financial condition, or otherwise, including the various environmental, social, governance and sustainability initiatives, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2023 and other documents led from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Matteo Selva, Italian media inquiries, +39 366 6803635

James Hurley, Investor Relations, +1 (401) 392-7190

© 2025 IGT

The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors.